UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41333

LOCAFY LIMITED

(Registrant’s name)

246A Churchill Avenue, Subiaco Western Australia 6008, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously announced, on May 18, 2023, Locafy Limited (the “Company”) entered into an At The Market Offering Agreement (the “Sales Agreement”), with H.C. Wainwright & Co., LLC, relating to the sale of the Company’s ordinary shares, no par value per share. In June 2023, the Company sold approximately 245,010 ordinary shares for total gross proceeds of approximately $2.2 million under the Sales Agreement, pursuant to the prospectus dated June 1, 2023, forming a part of the registration statement on Form F-3 (File No. 333-272066), as amended, previously filed with the Securities and Exchange Commission which became effective on June 1, 2023.

Incorporation by Reference

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on May 19, 2023 (File No. 333-272066), to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOCAFY LIMITED

Date: July 5, 2023	By:	/s/ Gavin Burnett
	Name:	Gavin Burnett
	Title:	Chief Executive Officer